UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number: 001-39147

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

(Registrant’s Name)

55F, Ping An Financial Center
No. 5033 Yitian Road, Futian District
Shenzhen, Guangdong
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

OneConnect Financial Technology Co., Ltd. Announces Appointment of New Directors

OneConnect Financial Technology Co., Ltd. (the “Company” or “OneConnect”) today announces the appointment of Mr. Ernest Ip as an independent director and Ms. Wenjun Wang as a director of the Company, effective immediately. Mr. Ernest Ip would also replace Mr. Yaolin Zhang as a member of the audit committee of the Company (the “Committee”), who would step down from the Committee as of November 18, 2021. Mr. Yaolin Zhang will continue to serve as a director of the Company and a member of the compensation and nomination committee of the Company.

Mr. Ip has over 35 years of experience in accounting and auditing. Mr. Ernest Ip is currently the chief financial officer of the Fung Group and an independent director of Media Chinese International Limited (SEHK:00685) and Ping An OneConnect Bank (Hong Kong) Limited. Prior to joining Fung Group, he was a partner at PricewaterhouseCoopers Hong Kong from November 1993 until his retirement in July 2019. Mr. Ip holds various key positions in regulatory authorities and business associations. Currently, Mr. Ernest Ip is a member of the Takeovers and Mergers Panel of the Securities and Futures Commission (“SFC”) and the Takeovers Appeal Committee of SFC, and is a Vice President of the Hong Kong Business Accountants Association. He is also a vice president of the Council for the Promotion of Guangdong-Hong Kong-Macao Cooperation and a senior advisor of Accounting Professional Committee for HK Region of Council for the Promotion of Guangdong-Hong Kong-Macao Cooperation. He was a member of the Listing Committee of the Stock Exchange from 2003 to 2009 and a member of the Dual Filing Advisory Group of the Securities and Futures Commission of Hong Kong from 2008 to 2014. Mr. Ip received his bachelor degree in accountancy from the Accounting Faculty of the Hong Kong Polytechnic University (formerly known as Hong Kong Polytechnic). Mr. Ip is a fellow member of Hong Kong Institute of Certified Public Accountants, Association of Chartered Certified Accountants and Certified Practicing Accountant Australia.

Ms. Wenjun Wang joined Ping An Group in 1996. Ms. Wang currently serves as a general manager of Ping An Bank since March 2011. Prior to that, Ms. Wang successively served as the deputy director of the group affairs office, deputy general manager of the human resources center and the general manager of the employees services management department from June 1996 to March 2011, and an employee representative supervisor from May 2006 to March 2011. Ms. Wang also served as the general manager of security department of Ping An Bank from April 2013 to November 2016. Ms. Wang received her bachelor’s degree in English from Shanghai International Studies University in July 1989 and her master’s degree in public administration from Xi’an Jiaotong University in June 2006. Ms. Wang is a qualified intermediate economist, accredited by the Shenzhen Position Management Office of the PRC in November 1997.

Mr. Wangchun Ye, the Company’s chairman of the board, would like to welcome Mr. Ernest Ip and Ms. Wenjun Wang to the board on behalf of the Company, and believes their extensive experience and expertise will provide valuable insight to the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OneConnect Financial Technology Co., Ltd.

	By:	/s/ Chongfeng Shen
	Name:	Chongfeng Shen
	Title:	Chief Executive Officer
Date: November 18, 2021

3